Exhibit 99.5

NEWS RELEASE

Lithium Americas Reports Third Quarter 2022 Results

October 27, 2022 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) has reported financial and operating results for the third quarter ended September 30, 2022 (“Q3 2022”).

HIGHLIGHTS

Argentina

Caucharí-Olaroz

•	Construction continues to progress towards production with key areas of the processing plant commenced commissioning in late Q3 2022.
•	With construction nearing completion, focus remains on prioritizing production volume over product quality during ramp-up.
o	As previously announced in July 2022, construction on a portion of the purification process designed to achieve battery-quality was deferred to the first half of 2023.
o	The Company expects to provide an update and guidance on production ramp-up schedule around the end of 2022.
•

Due primarily to the low official Argentine exchange rate and high local inflation, capital cost estimates at the official exchange rate have been revised to $852 million (on a 100% basis), up 15% from $741 million previously; however, at the substantially more favorable market-based exchange rate available and the streamlined production plan, the Company expects that there will be no material change to its total funding requirements for Stage 1.

o	As of September 30, 2022, 85% of the budget has been spent with a substantial portion deferred until 2023, to complete the purification process.
o

As of September 30, 2022, the Company had $63 million (49% share) in capital costs remaining at the official Argentine exchange rate, requiring funding of an estimated $31 million based on the latest market-based exchange rate.

•	Development planning for Stage 2 expansion of at least 20,000 tonnes per annum of lithium carbonate equivalent continues to progress to align with completion of Stage 1.
o	In Q2 2022, the seven local communities in the vicinity of the project approved the proposed expansion.

Pastos Grandes

•	The Company continues to advance the Pastos Grandes $30 million development plan, with completion of the plan and a resulting construction decision expected for the second half of 2023.
o	Following the recent exploration results from the adjacent property owned by Arena Minerals Inc. (TSXV: AN) and additional modelling of the basin, the Company is updating its exploration plan.

United States

Thacker Pass

•	The Lithium Technical Development Center (“LiTDC”) in Reno continues to operate based on the Thacker Pass flowsheet processing raw ore to final battery-quality lithium carbonate.
o	As of September 2022, over 100 tonnes of lithium ore were collected at Thacker Pass to feed the LiTDC to produce product samples for potential customers and partners.
o	Results of ongoing test work to de-risk each step of the flowsheet continues to be in line with expectations.

•

In Q2 2022, cultural work on approximately 13,000 acres was completed as required under the National Environmental Policy Act and conducted by an independent consultant, with the oversight and assistance of the Fort McDermitt Paiute and Shoshone Tribe (“Tribe”). No areas of archeological significance were identified at Thacker Pass.

•	In October 2022, the Company signed a Community Benefits Agreement with the Tribe, to establish a framework for continued collaboration and define long-term benefits for the Tribe.
•

On August 11, 2022, briefings were submitted for the appeal of the issuance of the Record of Decision (“ROD”) for Thacker Pass. The US District Court, District of Nevada has scheduled an oral hearing for January 5, 2023.

•

Lithium Americas is moving ahead with pre-construction activities, including the selection of an engineering, procurement and construction management firm to execute the development and construction plan for Thacker Pass.

•

The Company is also evaluating potential investment, partnership and supply agreements to support the development of a North American supply chain. In addition, Lithium Americas continues to progress the U.S. Department of Energy Advanced Technology Vehicles Manufacturing loan program application.

•

The timing for completion of a feasibility study is now scheduled for Q1 2023, in order to reflect ongoing feedback from strategic partnership and financing process, results of LiTDC operations and to align with the anticipated timing of the ROD appeal ruling.

Corporate

•	As at September 30, 2022, the Company had $392 million in cash, cash equivalents and short-term bank deposits, with an additional $75 million in available credit.
•

On July 18, 2022, the Company made an equity investment in Ascend Elements, Inc. (“Ascend Elements”), a US-based lithium-ion battery recycling and engineered material company, by way of a subscription for Series C-1 preferred shares for $5 million.

•

On September 20, 2022, the Company entered a Strategic Collaboration Agreement with Green Technology Metals Ltd. (ASX:GT1) (“GT1”), in which it owns a 5% stake, to advance a common goal of developing an integrated lithium chemical supply chain in North America.

•	In September 2022, the Company was recognized on the TSX30 for the second consecutive year, ranking as one of the top 30 performers on the TSX.
•	The Company continues to advance a potential separation of its US and Argentina operations to unlock shareholder value and better position each business to pursue its independent strategy and growth.

TECHNICAL INFORMATION

The Technical Information in this news release has been reviewed and approved by Rene LeBlanc, PhD, SME, Chief Technical Officer of Lithium Americas, and a Qualified Person as defined by National Instrument 43-101.

FINANCIAL RESULTS

Selected consolidated financial information is presented as follows:

(in US$ million except per share information)	Quarter ended September 30,
	2022	2021
	$	$
Expenses	(25.3)	(16.6)
Net loss	(40.9)	(17.2)
Loss per share – basic	(0.30)	(0.14)

(in US$ million)	As at September 30, 2022	As at December 31, 2021
	$	$
Cash, cash equivalents and short-term bank deposits	392.2	510.6
Total assets	1,023.9	817.3
Total long-term liabilities	(243.6)	(272.8)

During the nine months ended September 30, 2022, total assets increased primarily due to the acquisition of Millennial Lithium Corp., and investments in GT1 and Ascend Elements. Total long-term liabilities decreased due to $12.8 million decrease in fair value of convertible senior notes derivative liability and repayment of $24.7 million limited recourse loan facility balance and accumulated interest.

The higher net loss in Q3 2022 compared to Q3 2021 is primarily attributable to $18.4 million loss on change in fair value of convertible notes derivative driven by an increase in market value of the Company’s shares during the three months ended September 30, 2022, and $8.3 million share of loss of Cauchari-Olaroz which was primarily related to foreign exchange loss on the project’s loans and deferred taxes during the three months ended September 30, 2022.

This news release should be read in conjunction with Lithium Americas’ condensed consolidated interim financial statements and management's discussion and analysis for the nine months ended September 30, 2022, which are available on the Company’s website and SEDAR. All amounts are in U.S. dollars unless otherwise indicated.

ABOUT LITHIUM AMERICAS

Lithium Americas is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing towards first production and Pastos Grandes represents regional growth. In the United States, Thacker Pass has received its Record of Decision and is advancing towards construction. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Investor Relations

Telephone: 778-656-5820

Email: ir@lithiumamericas.com

Website: www.lithiumamericas.com

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things, statements related to: successful development of the Caucharí-Olaroz project, the Thacker Pass project and the Pastos Grandes project, including timing, progress, construction, milestones, scale, anticipated production and results thereof; plans to prioritize commissioning and the expected timing to complete deferred construction items such as the purification process as a result of such prioritization; expected timing to provide an update on the production ramp up schedule for the Caucharí-Olaroz project; expectations that funding requirements for Stage 1 of the Caucharí-Olaroz project will remain static, including in light of inflationary and other economic conditions; the Company’s ability to fund its development programs through debt or equity financing, including through government loan programs, and the expected outcome of debt or other financing strategies the Company is pursuing, including the Advanced Technology Vehicles Manufacturing loan program application; expectations concerning timing for completion of a feasibility study for the Thacker Pass project; that results from testing of the Thacker Pass flowsheet at the Lithium Technical Center will be successful; expected timing and outcome of litigation or regulatory processes concerning permits for the Thacker Pass project; plans to advance an integrated lithium chemical supply chain in North America in cooperation with partners; the potential for partnership and financing scenarios for the Thacker Pass project; and the proposed separation of the Company’s business, its structure and completion thereof.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information.  Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These assumptions include, among others, the following: the Company’s ability to fund, advance and develop its projects, including results therefrom and timing thereof; capital costs, operating costs, and sustaining capital requirements of the Caucharí-Olaroz project and the Thacker Pass project, significant increases to such estimates and ability to finance any such increases; a cordial business relationship between the Company and its strategic partners, including Ganfeng Lithium for the Caucharí-Olaroz project; ability of the Company to secure additional debt or equity funding as needed to advance its projects uncertainties relating to maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina, and the outcome of any litigation or regulatory processes concerning such permits; realizing on the expected benefits from transactions with existing partners; stable and supportive legislative, regulatory and community environments in the jurisdictions where the Company operates; demand for lithium, including that such demand is supported by continued growth in the electric vehicle market; the Company’s ability to produce battery grade lithium products; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; currency exchange and interest rates; general economic conditions, including inflationary conditions and their impact on the Company’s projects, contractors and suppliers; the feasibility and costs of proposed project designs and plans; availability of technology, including low carbon energy sources and water rights, on acceptable terms to advance the Thacker Pass project; stability and inflation of the Argentinian peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations; the impact of unknown financial contingencies, including costs of litigation and regulatory processes, on the Company’s operations; gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities; estimates of and unpredictable changes to the market prices for lithium products; technological advancements and changes; estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; reliability of technical data;  that pending patent applications are approved; government regulation of mining operations and M&A activity, and treatment under governmental, regulatory and taxation regimes; accuracy of development budget and construction estimates; expected benefits from investments made in third parties; changes to the Company’s current and future business plans and the strategic alternatives available to the Company; and stock market and economic conditions generally.

Forward-looking information also involves known and unknown risks that may cause actual results to differ materially. These risks include, among others, inherent risks in the development of capital intensive mineral projects (including as co-owners), variations in mineral resources and mineral reserves, changes in budget estimation, global demand for lithium, recovery rates and lithium pricing, risks associated with successfully securing adequate financing, including the outcome of the Company’s loan application with the U.S. Department of Energy, changes in project parameters and funding thereof, risks related to growth of lithium markets and pricing for products thereof, changes in legislation, governmental or community policy, changes in public perception concerning mining projects generally and opposition thereto, political risk associated with foreign operations, permitting risk, including receipt of new permits and maintenance of existing permits, outcomes of litigation and regulatory processes concerning the Company’s projects, title and access risk, cost overruns, unpredictable weather and maintenance of natural resources, risks associated with climate change and its impact on the Company’s projects and operations, unanticipated delays, intellectual property risks, currency and interest rate fluctuations, operational risks, health and safety risks, cybersecurity risks, economic conditions, and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s most recent annual management discussion analysis and annual information form, copies of which are available under the Company’s profile on SEDAR at www.sedar.com and on the SEC website at www.sec.gov.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on such forward-looking information.